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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of October, 2001


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X




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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Enclosed is unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and Result of Operations for the interim period ended
September 30, 2001.

ADDITIONAL INFORMATION

         BP Amoco p.l.c., the successor company to the merger between Amoco Corp and The British Petroleum Company p.l.c., files annual reports on Form 20-K and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.





































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            NORDIC AMERICAN TANKER SHIPPING LTD (NAT)

               MANAGEMENTS DISCUSSION AND ANALYSIS
            OF FINANCIAL CONDITION AND RESULTS AS OF

                       September 30, 2001

Overview

    In September 1995, the Company offered and sold to the public

11,731,613 Warrants at the initial public offering price of $5.00 per Warrant. The exercise price of a Warrant was $10.21. Prior to the Exercise Date (September 30, 1997), the Company did not have any operations other than certain limited operations related to the acquisition of the Vessels, of which all three were delivered in the last half of 1997. The Company now owns three modern

double hull 150,000 dwt suezmax tankers. The Vessels were built at Samsung Heavy Industries.

    On September 30, 1997 all of the outstanding Warrants of the

Company were exercised at an exercise price of $10.21 per

Warrant. The Company received a total of $119,779,768.73 by

issuing a total of 11,731,613 new Common Shares. On November 30,

1998, the Companys shareholders approved a proposal to allow the

Company to borrow money for the purpose of repurchasing its

Shares.  On December 28, 1998, the Company purchased 2,107,244

Shares through a Dutch Auction self-tender offer at a price of

$12.50 per Share.  In addition, the Company paid $715,000 in transaction costs.  After the repurchase, a total of 9,706,606

Shares are in issue, down from 11,813,850 Shares.  The Company funded the repurchase with the proceeds of a long-term loan from



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a syndicate of international lenders in the total amount of

$30,000,000.

    BP Shipping Ltd (the "Charterer") has agreed to charter each

Vessel for a period of seven years from September 30, 1997.  Each

Charter is subject to extension at the option of the Charterer for up to seven successive one-year periods. During the term of each Charter (including any extension thereof) the Charterer is obligated to pay (i) the Base Rate, which is charterhire at a fixed minimum daily rate of $13,500 per Vessel per day (T/C

equivalent of $22,000 per day), payable quarterly in advance and

(ii) Additional Hire, to the extent spot charter rates exceed certain levels, payable quarterly in arrears, from January 1998.

The amount of Additional Hire for each quarter, if any, will be determined by the Brokers Panel.

    On January 5, 2001 the Company received $3,645,000 in Base

Hire from the Charterer for the period from January 1 to March

31, 2001. In April 2001 the Broker Panel determined that the

Additional Hire for the period January 1 to March 31, 2001 was

$7,994,018 i.e. $29,607 per day per Vessel. The hire rate for the

1st quarter was thus $43,107 per day per vessel.

On April 2, 2001 the Company received $3,685,500 in Base Hire from the Charterer for the period from April 1 to June 30, 2001.

In July 2001 the Broker Panel determined that the Additional Hire for the period April 1 to June 30, 2001 was $3,572,587 i.e.






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$13,086 per day per Vessel. The hire rate for the 2nd quarter was thus $26,586 per day per vessel.

On July 2, 2001 the Company received $3,726,000 in Base Hire from the Charterer for the period from July 1 to September 30, 2001.

In October 2001 the Broker Panel determined that the Additional

Hire for the period June 1 to September 30, 2001 was $1,840,283

i.e. $6,668 per day per Vessel. The hire rate for the 3rd quarter was thus $20,168 per day per vessel.

On October 1, 2001 the Company received $3,726,000 in Base Hire from the Charterer for the period from October 1 to December 31,

2001.

Results of Operations

    The Companys revenues from the Charter Hire for the period

January 1 to September 30, 2001 of $24,463,388 in total, derived from the Base Hire of $11,056,500($13,500 per day per Vessel) and

the determined Additional Hire of $13,406,888 ($16,370 per day per Vessel).

    Net costs during the Report Period were $5,530,258 of which nine months depreciation of the Vessels constitutes $5,123,280.

Net profit during the Report Period was $17,773,215.

Liquidity and Capital Resources

    Total Assets of the Company at September 30, 2001 were

$146,380,050 compared to $160,842,504 at December 31, 2000. Cash held at September 30, 2001 was $1,007,813.






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Dividend Payment

    Based on the additional hire of $10,228,286 for the 4th

quarter 2000 and the minimum Base Hire for the 1st quarter of

2001, from January 1 to March 31, the Board of Directors declared in January 2001 a Dividend of $13,686,337 or $1.41 per Common

Share. The dividend was paid to Shareholders in February 2001.

    Based on the Additional Hire of $7,994,018 for the 1st

quarter of 2001 and the minimum Base Hire for the 2nd quarter of

2001, from April 1 to June 30, the Board of Directors declared in

April 2001 a Dividend of $11,550,861 or $1.19 per Common Share.

The dividend was paid to Shareholders in May 2001.

    Based on the Additional Hire of $3,572,587 for the 2nd

quarter of 2001 and the minimum Base Hire for the 3rd quarter of

2001, from July 1 to September 30, the Board of Directors

declared in July 2001 a Dividend of $6,988,756 or $0.72 per

Common Share. The dividend was paid to Shareholders in August

2001.

    Based on the Additional Hire of $1,840,283 for the 3rd

quarter of 2001 and the minimum Base Hire for the 4th quarter of

2001, from October 1 to December 31, the Board of Directors

declared in October 2001 a Dividend of $5,338,633 or $0.55 per

Common Share. The dividend will be paid to Shareholders in

November 2001.

    The table below illustrates the historical development of the

Dividend per Common Share:




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PERIOD         1997       1998     1999      2000     2001
----------------------------------------------------------------
1st Quarter               0.40     0.32      0.34     1.41
2nd Quarter               0.41     0.32      0.45     1.19
3rd Quarter               0.32     0.35      0.67     0.72
4th Quarter    0.30       0.30     0.36      1.10     0.55
----------------------------------------------------------------
Total USD      0.30       1.43     1.35      2.56     3.87
----------------------------------------------------------------
                            *  *  *











































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
NORDIC AMERICAN TANKER SHIPPING LTD. (NAT)

INCOME STATEMENT INFORMATION

All figures in USD

                         1/1 - 9/30   1/1 - 9/30   3rd Qtr.      3rd Qtr.     1/1 - 12/31
                            2001         2000        2001          2000          2000
                         ----------   ----------   ---------     --------     -----------

Revenue                  24,463,388   22,622,976   5,566,283   10,944,036     36,577,262
Ship Broker Commissions    (138,207)    (138,713)    (46,576)     (46,576)      (185,288)
Management Fee Expense     (187,500)    (187,500)    (62,500)     (62,500)      (250,000)
Insurance Expense           (52,499)     (63,750)    (17,501)     (21,250)       (82,500)
Other Expenses              (28,772)     (26,550)     (4,779)     (16,290)       (40,791)
Depreciation             (5,123,280)  (5,123,280) (1,707,760)  (1,707,760)    (6,831,040)
                         -----------  ----------- -----------  -----------    ------------
Net Operating Income     18,933,130   17,083,183   3,727,167    9,089,660     29,187,643
Financial Income            175,500      183,384      30,632       75,177        277,552
Financial Expenses       (1,335,415)  (1,337,906)   (448,364)    (448,350)    (1,796,231)
Net Financiai Items      (1,159,915)  (1,154,522)   (417,732)    (373,173)    (1,518,679)

Net Profit               17,773,215   15,928,661   3,309,435    8,716,487     27,668,964
                         -----------  -----------  ----------   ----------    ------------

Earnings per Share             1.83         1.64        0.34         0.90           2.85
Cash Flow per Share            2.36         2.17        0.52         1.07           3.55

BALANCE SHEET INFORMATION
All figures in USD

                                Sep. 30             Dec. 31
                                 2001                2000
                               ---------           ---------

ASSETS
Vessels                     143,451,765          148,575,045
Prepaid Finance charges          47,055               57,915
Prepaid insurance                 5,834               58,333
Accounts receivables          1,867,583           10,228,286
Cash and cash on deposit      1,007,813            1,922,925
                            -----------          -----------
Total Assets                146,380,050          160,842,504
                            -----------          -----------

LIABILITIES




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Other Shareholder
  Equity                    116,249,154          130,701,938

SHAREHOLDER'S EQUITY

9,706,606 Common Shares,         97,066               97,066
par value $.01 per share,
outstanding 50 million
authorized
Long Term Debt               30,000,000           30,000,000
Prepaid Hire                          0
Accrued Interest                 33,830               43,500

Total liabilities           -----------          -----------
  & equity                  146,380,050          160,842,504
                            -----------          -----------




































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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated: October 24, 2001               By:  /s/Herbjorn Hansson
                                           ___________________
                                           Herbjorn Hansson
                                           President and Chief
                                           Executive Officer

































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01318002.BA1